UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment. No. 7)

Under the Securities Exchange Act of 1934

APPLIED THERAPEUTICS, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

03828A 101
(CUSIP Number)

Shoshana Shendelman Applied Therapeutics, Inc. 545 Fifth Avenue, Suite 1400 New York, New York 10017 Telephone: (212) 220-9226
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 9, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Shoshana Shendelman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 5,588,851(1)

	8.	Shared Voting Power 2,492,094(2)

	9.	Sole Dispositive Power 5,588,851(1)

	10.	Shared Dispositive Power 2,492,094(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,080,945

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.1%(3)

14.	Type of Reporting Person (See Instructions) IN

(1)	Includes (a) 88,397 shares held by Clearpoint Strategy Group LLC, of which Dr. Shendelman is the sole owner, (b) 1,750,000 shares held by Sycamore 2022 GRAT, over which Dr. Shendelman holds sole voting and dispositive power over such shares as the Investment Advisor, (c) 15,113 shares of Common Stock underlying restricted stock units that will vest within 60 days of November 8, 2023 and (d) 2,995,999 shares of Common Stock underlying outstanding options that are immediately exercisable or will be immediately exercisable within 60 days of November 8, 2023.

(2)	Represents (a) 1,492,094 shares held by Sycamore Family I LLC, of which Dr. Shendelman’s spouse, Vladimir Shendelman, is the sole manager, (b) 290,280 shares held by Ginko Family LLC, of which Dr. Shendelman is the sole manager and (c) 709,720 shares held by Vladimir Shendelman.

(3)	Based upon 77,229,207 shares of Common Stock outstanding as of November 8, 2023. See also footnote 1 above.

Explanatory Note

This Amendment No. 7 (this “Amendment”) to Schedule 13D relates to the common stock, par value $0.0001 per share (“Common Stock”), of Applied Therapeutics, Inc., a Delaware corporation (the “Issuer”), and amends the initial statement on Schedule 13D filed on May 29, 2019 (the “Original Schedule 13D”) as amended by that certain Amendment No. 1 filed on June 1, 2020 (“Amendment No. 1”), that certain Amendment No. 2 filed on August 14, 2020 (“Amendment No. 2”), that certain Amendment No. 3 filed on April 16, 2021 (“Amendment No. 3”), that certain Amendment No. 4 filed on January 28, 2022 (“Amendment No. 4”), and that certain Amendment No. 5 filed on October 14, 2022 (“Amendment No. 5”), that certain Amendment No. 6 filed on April 28, 2023 (“Amendment No. 6” and, together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5, the “Schedule 13D”). Capitalized terms used but not defined in this Amendment shall have the same meanings ascribed to them in the Schedule 13D. This Amendment amends the disclosures in the text of Items 4 and 5 to update information about the Reporting Person.

Item 4. Purpose of Transaction.

The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented to include the following:

As a result of: (i) the Issuer’s placement of an aggregate of 10,034,344 shares of Common Stock on September 6, September 7, September 14 and October 13, 2023 under a sales agreement entered into with a bank on August 11, 2023, (ii) a warrant holder’s exercise of warrants to purchase an aggregate of 4,250,000 shares of Common Stock on June 8, 2023, (iii) a warrant holder’s exercise of warrants to purchase an aggregate of 4,250,000 shares of Common Stock on August 1, September 11 and September 14, 2023, (iv) a warrant holder’s exercise of warrants to purchase 6,000,000 shares of Common Stock on September 18, 2023 and (v) certain restricted stock units and options to purchase shares of Common Stock vesting from 61 days following the date of Amendment No. 6 through 60 days from the date of this Amendment, the Reporting Person’s beneficial ownership of Common Stock has changed by more than one percent of the outstanding shares of Common Stock since the date of Amendment No. 6.

Item 5. Interest in Securities of the Issuer

The information contained in Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information below is based on 77,229,207 shares of Common Stock outstanding as of November 8, 2023.

(a) See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by the Reporting Person.

The securities beneficially owned by the Reporting Person include (i) 15,113 shares of Common Stock underlying restricted stock units that will vest within 60 days of November 8, 2023 and (ii) 2,995,999 shares of Common Stock underlying outstanding options that are immediately exercisable or will be immediately exercisable within 60 days of November 8, 2023

(b) See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c) The Reporting Person did not engage in any transaction during the past 60 days involving shares of the Issuer’s Common Stock, other than the open market sale of 115,632 shares of Common Stock for $2.7 per share on September 27, 2023 to cover tax withholding obligations in connection with the vesting and settlement of the Reporting Person’s compensatory restricted stock units.

(d) Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of, the shares of Common Stock owned by the Reporting Person.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2023

/s/ Shoshana Shendelman
Shoshana Shendelman